UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

USANA HEALTH SCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

90328 M 107

(CUSIP Number)

Richard A. Tulli, Gardere Wynne Sewell LLP,

1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-4645

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90328 M 107

1.	Names of Reporting Persons Paul & Jane Meyer Family Foundation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) * WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 888,745

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 888,745

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 888,745

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 90328 M 107
Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) is filed by Paul & Jane Meyer Family Foundation (the “Reporting Person”) and relates to certain shares of common stock, par value $0.001 per share (the “Shares”), of USANA Health Sciences, Inc., a Utah corporation (the “Issuer”), which has its principal executive offices located at 3838 West Parkway Boulevard, Salt Lake City, Utah 84120.

This Statement reflects the beneficial ownership of the Shares by the Reporting Person and other relevant information on the date hereof, but is being filed to reflect that the Reporting Person initially became the beneficial owner of more than 5% of the outstanding shares of Common Stock, par value $0.001 per share, of the Issuer (“Common Stock”) on March 28, 2008 (the “Threshold Date”).

Item 2.	Identity and Background

(a)                                     The name of the Reporting Person filing this statement is Paul & Jane Meyer Family Foundation, a Texas non-profit corporation.

(b)                                    The business address of the Reporting Person is 4527 Lake Shore Drive, Waco, Texas 76710.

(c)                                     The principal business of the Reporting Person is to operate as a charitable foundation.

(d)                                    During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                     During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Through the date hereof, the Reporting Person acquired 882,245 of the Shares in open market purchases by the Reporting Person for an aggregate of approximately $29,853,556 in cash.  The remainder of the Shares (6,500) were acquired from Passport to Success Foundation, Inc. in exchange for 19,650 shares of common stock of Mannatech, Incorporated held by the Reporting Person.  As of the Threshold Date, the Reporting Person had acquired a total of 852,245 of the shares, all of which were acquired in open market purchases by the Reporting Person for an aggregate of approximately $29,213,472 in cash.

The source of funds for all of these acquisitions is a combination of the Reporting Person’s working capital and margin loans. These margin loans were obtained from A.G. Edwards & Sons, Inc. under customary terms and conditions. The entire principal amount of such margin loans remains outstanding as of the date of this Statement.

CUSIP No. 90328 M 107
Item 4.	Purpose of Transaction

The Reporting Person acquired all of the Shares referred to above in Item 3 for investment purposes.  At the Threshold Date and until May 13, 2008, the Reporting Person had no specific plans or proposals that would result in:

(a)                               the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)                              an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)                               a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)                              any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)                               any material change in the present capitalization or dividend policy of the issuer;

(f)                                 any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)                              changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)                              causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)                                  a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)                                  any action similar to any of those enumerated above.

On May 13, 2008, however, the Reporting Person entered into an agreement with certain other shareholders of the Issuer (the “Group”) that contemplates the Group making a tender offer to purchase all of the outstanding shares of Common Stock not owned by the Group (the “Offer”).  The public announcement of the Group’s intention to commence the Offer was filed with the Securities and Exchange Commission on Schedule TO on May 13, 2008.  The Reporting Person will jointly file, with the other members of the Group, a Schedule 13D to reflect the existence of the Group.

Item 5.	Interest in Securities of the Issuer

(a)                                     At the date hereof, the Reporting Person beneficially owned 888,745 Shares, representing approximately 5.4% of the outstanding Common Stock.  This percentage is based on 16,392,384 shares of Common Stock of the Issuer outstanding as of April 28, 2008, as disclosed by the Issuer in its most recent Quarterly Report on Form 10-Q.

CUSIP No. 90328 M 107

At the Threshold Date, the Reporting Person beneficially owned 852,245 Shares, representing approximately 5.1% of the outstanding Common Stock.  This percentage is based on 16,392,384 shares of Common Stock of the Issuer outstanding as of March 3, 2008, as disclosed by the Issuer in its most recent Annual Report on Form 10-K.

(b)                                    At the date hereof, the Reporting Person has the sole power to vote, or to direct the vote of and the sole power to dispose of or to direct the disposition of, 888,745 shares of Common Stock.

At the Threshold Date, the Reporting Person had the sole power to vote, or to direct the vote of and the sole power to dispose of or to direct the disposition of, 852,245 shares of Common Stock.

(c)                                     See Schedule 1 attached hereto for a description of transactions in the Common Stock by the Reporting Person during the period from 60 days preceding the Threshold Date to the date hereof.

(d)                                    Not applicable.

(e)                                     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not Applicable.
Item 7.	Material to be Filed as Exhibits
Exhibit 1 — Client Agreement, dated November 23, 1999, between A.G Edwards & Sons, Inc. and Paul & Jane Meyer Family Foundation.

CUSIP No. 90328 M 107

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PAUL & JANE MEYER FAMILY FOUNDATION

May 19, 2008
Date
/s/ William Terry Irwin
Signature
William Terry Irwin, Vice President
Name/Title

CUSIP No. 90328 M 107

Schedule 1

Purchases of Common Stock effected by the Reporting Person from 60 days preceding the Threshold Date to the date hereof:

Date	Type of Transaction	Number of Shares	Purchase Price Per Share
February 22, 2008	Open Market Purchase	20,200	$32.99
February 25, 2008	Open Market Purchase	7,500	$33.86
February 25, 2008	Open Market Purchase	500	$32.65
February 26, 2008	Open Market Purchase	9,500	$33.50
March 6, 2008	Open Market Purchase	3,000	$29.48
March 7, 2008	Open Market Purchase	25,000	$28.98
March 10, 2008	Open Market Purchase	10,000	$27.63
March 11, 2008	Open Market Purchase	30,000	$27.61
March 12, 2008	Open Market Purchase	10,000	$28.06
March 18, 2008	Open Market Purchase	10,000	$26.82
March 20, 2008	Open Market Purchase	6,915	$28.61
March 27, 2008	Open Market Purchase	10,000	$27.55
March 28, 2008	Open Market Purchase	103,000	$21.14
March 31, 2008	Open Market Purchase	10,000	$21.98
April 4, 2008	Open Market Purchase	20,000	$21.01
May 7, 2008	Purchase by trade with Passport to Success Foundation, Inc.	6,500	19,650 shares of common stock of Mannatech, Incorporated

CUSIP No. 90328 M 107

Exhibit 1